UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549


                          SCHEDULE 13G

           Under the Securities Exchange Act of 1934

                       (Amendment No.  2)


                      JAKKS Pacific, Inc.
_______________________________________________________________________________
                        (Name of Issuer)

                          Common Stock
______________________________________________________________________________
                 (Title of Class of Securities)

                           47012E106
                   __________________________
                         (CUSIP Number)

                              13G
CUSIP No.  47012E106
______________________________________________________________________________
1.   NAME OF REPORTING PERSON           S.S. OR I.R.S. IDENTIFICATION NO.
     Renaissance US Growth & Income Trust PLC             None
_______________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)
_______________________________________________________________________________
3.   SEC USE ONLY
_______________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     England
______________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
_______________________________________________________________________________
5.   SOLE VOTING POWER
     521,739 shares
_______________________________________________________________________________
6.   SHARED VOTING POWER
     None
_______________________________________________________________________________
7.   SOLE DISPOSITIVE POWER
     521,739 shares
_______________________________________________________________________________
8.   SHARED DISPOSITIVE POWER
     None
_______________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     521,739 shares
_______________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     Not applicable
_______________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     8.75%
_______________________________________________________________________________
12.  TYPE OF REPORTING PERSON
     IV
_______________________________________________________________________________
ITEM 1.
     (a), (b)  JAKKS Pacific, Inc.                         ("Company")
               22761 Pacific Coast Hwy.
               Malibu, CA 90265

ITEM 2.

     (a)  Name of Person Filing
          Renaissance US Growth & Income Trust PLC         ("Filer")

     (b) Address of principal Business Office or, if none, Residence 8080 N. Central Expressway, Suite 210, LB 59
          Dallas, TX 75206-1857

     (c)  Citizenship
          England

     (d)  Title of Class of Securities
          Common Stock

     (e)  CUSIP Number
          None

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) ______  Broker or Dealer registered under Section 15 of the Act

     (b) ______  Bank as defined in section 3(a)(6) of the Act

     (c) ______  Insurance Company as defined in section 3(a)(19) of the Act

     (d) ______  Investment Company registered under section 8 of the
                 Investment Company Act

     (e) ______  Investment Adviser registered under section 203 of the
                 Investment Advisers Act of 1940

     (f) ______  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see sections 240.13d-1(b)(1)(ii)(F)

     (g) ______  Parent Holding Company, in accordance with sections
                 240.13d-1(b)(ii)(G) (Note: See Item 7)

     (h) ______     Group, in accordance with sections 240.13d-1(b)(1)(ii)(H)

ITEM 4.  Ownership.

     (a)  Amount Beneficially Owned:

          At December 31, 1998, the position of Renaissance US Growth and Income Trust PLC in the Company is a $3,000,000 9% Convertible Debenture due December 1, 2003 and convertible into common stock at $5.75 per share, giving this Filer 521,739 shares of the Company's common stock on a fully converted basis. This position is convertible within 60 days.

     (b)  Percent of Class
          8.75%

     (c)  Number of shares as to which such person has:

          (i)     sole power to vote or to direct the vote:
                  521,739 shares
          (ii)    shared power to vote or to direct the vote:   None
          (iii)   sole power to dispose or to direct the disposition of:
                  521,739 shares
          (iv)    shared power to dispose or to direct the disposition of:
                  None

ITEM 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.

     Not applicable.

ITEM 9.   Notice of Dissolution of Group.

     Not applicable.

ITEM 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.







                            SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     /S/ Russell Cleveland
Date: March 11, 1999             ___________________________________________
                                              Signature
                                   Russell Cleveland, President & Director
                                   Renaissance US Growth & Income Trust PLC
                                 ___________________________________________
                                            Name and Title